FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway,

San Mateo, CA 94403-1906

July 26, 2016

Filed via EDGAR

Ms. Sumeera Younis, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton Variable Insurance Products Trust (the “Registrant”)

            (File Nos. 033-23493; 811-05583)

Dear Ms. Younis:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on June 28, 2016 with regard to Post-Effective Amendment No. 94 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on May 13, 2016, under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed to reflect certain material changes to the principal investment strategies of the Franklin VolSmart Allocation VIP Fund (the “Fund”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Comments to the Prospectus – Fund Summary:

1.         Comment:  By reference to the first sentence under the heading “Principal Investment Strategies,” please provide a plain English description in the Fund Summary of what it means to have a target volatility of less than 10% per year.

Response:  The disclosure has been added as requested.

2.         Comment:  With respect to the first paragraph under the heading “Principal Investment Strategies,” if the Fund’s “core portfolio” is made up of other funds, please disclose in this paragraph.

Response:  The disclosure has been revised as requested.

3.         Comment:  With respect to the third sentence in the second paragraph under “Principal Investment Strategies,” if any derivative instruments other than futures contracts on indices will be used to adjust the Fund’s expected volatility, please disclose.

Response:  The derivatives that are expected to be used by the Fund as a principal investment strategy are included in the Fund Summary section of the prospectus.

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4.         Comment:  With respect to the last sentence in the second paragraph under “Principal Investment Strategies,” if any derivative instruments other than total return swaps will be used to hedge the tail risk of the Fund, please disclose.

Response:  The derivatives that are expected to be used by the Fund as a principal investment strategy are included in the Fund Summary section of the prospectus.

5.         Comment:  By reference to the first sentence of the fourth paragraph under “Principal Investment Strategies,” please disclose what percentage of the Fund’s assets will be invested in underlying funds.  Please also disclose if there are any limits on how much can be invested in one underlying fund.

Response:  The sentence has been revised to indicate that the Fund is a limited fund of funds and that a large percentage of the Fund may be invested in other funds.  The Registrant respectfully declines to provide a percentage of the Fund’s assets that will be invested in underlying funds as that percentage will change due to various factors, including market conditions.  With respect to limits on how much can be invested in one underlying fund, such disclosure has been added.

6.         Comment:  By reference to the last sentence of the fourth paragraph under “Principal Investment Strategies,” please clarify if there is more than one strategy that will be managed directly.  If not, please consider referencing the name of the Rising Dividends Strategy in this paragraph.

Response:  The disclosure has been revised as requested.

7.         Comment:  Please disclose in the prospectus (in either Item 4 or Item 9) how the Fund will comply with the requirements of Section 12(d) of the 1940 Act.

Response:  The requested disclosure has been included in the Fund Details section of the prospectus.

8.         Comment:  Under the heading “Principal Investment Strategies – Core Portfolio,” please confirm that each asset class listed in the bullet points under such heading has a corresponding principal risk set forth in the Fund Summary.

Response:  The Registrant confirms that each asset class listed in the bullet points has a corresponding principal risk set forth in the Fund Summary.

9.         Comment:  With respect to the reference to the “Multi-Asset Class Allocation,” set forth under the heading “Principal Investment Strategies – Core Portfolio,” consider specifying what classes are included in the “Multi-Asset Class” category (e.g., equity, fixed income, commodities, derivatives, etc.).

Response:  The requested disclosure has been added.

10.       Comment:  With respect to the second full paragraph under “Principal Investment Strategies – Core Portfolio,” please disclose how much of the Fund’s equity allocation is invested directly in securities.  If direct investments constitute more than 50% of the Fund’s equity allocation, consider whether the Fund still should be considered a fund of funds.

Response:  The disclosure has been revised to clarify that the Fund is a limited fund of funds.

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11.       Comment:  With respect to the last two paragraphs under the heading “Principal Investment Strategies – Core Portfolio” and the prospectus in general, please clarify or define what is meant by “investment manager” as that term is used to describe the investment manager, the sub-advisors and/or the underlying funds’ managers inconsistently throughout the document.

Response:  The disclosure has been revised as requested.

12.       Comment:  With respect to the asset class percentage ranges under the heading “Principal Investment Strategies – Core Portfolio,” please disclose any limits on how much the Fund may vary from the percentage ranges described in the bullet points.

Response:  It is intended that, under normal market conditions, the Fund will remain within the asset class percentage ranges described in the prospectus.

13.       Comment:  Please consider revising the “Principal Investment Strategies – Volatility Management Strategy” section of the prospectus to be more plain English.

Response:  The disclosure has been revised as requested.

14.       Comment:  By reference to the “Principal Investment Strategies – Tail Risk Protection Strategy” section of the prospectus, consider moving the second sentence in this section to the beginning of the Fund Summary when the strategy is first mentioned.

Response:  The disclosure has been revised as requested.

15.       Comment:  In the “Principal Risks” section, please confirm that all of the underlying funds’ strategies that rise to the level of a principal risk of the Fund are disclosed in this section.

Response:  The Registrant confirms that all of the Fund’s principal risks, including those of the underlying funds that rise to the level of a principal risk, are set forth in the Fund Summary.

16.       Comment:  By reference to the “Principal Risks – Index Investing” section, please disclose in the “Principal Investment Strategies” section how the Fund will gain exposure to such volatility indices.

Response:  The disclosure has been clarified as requested.

17.       Comment:  By reference to the “Principal Risks – Foreign Securities” section, if investing in foreign securities is a principal risk, please disclose the strategy of investing in foreign securities in the “Principal Investment Strategies” section.

Response:  The disclosure has been revised as requested.

18.       Comment:  By reference to the “Sub-Advisors” section in the Fund Summary, please consider revising or deleting the definition of “investment manager” in light of Comment No. 11.  Please also note that a definition of “investment manager” is also included in the “Fund Details – Investment Management” section.

Response:  The disclosure has been revised as requested.

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Comments to the Prospectus – Fund Details:

19.       Comment:  Under “Principal Investment Policies and Practices,” please disclose any maturity, duration or credit restrictions for the fixed income asset allocation.  In addition, to the extent that the Fund may have exposure to below investment grade securities as a principal strategy, please disclose this and indicate that such securities are “junk” bonds and are considered to be speculative.

Response:  The disclosure has been revised as requested.

20.       Comment:  By reference to the list of underlying funds in the “Principal Investment Policies and Practices” section of the prospectus, consider including at least the names of the underlying funds in the Fund Summary section of the prospectus.

Response:  The Registrant respectfully declines to provide the names of the underlying funds in the Fund Summary section of the prospectus because the Registrant believes that the principal investment strategies and risks are adequately described in the Fund Summary and adding the names of the underlying funds would make the Fund Summary longer and confusing for shareholders.  Also, as stated in the prospectus, underlying funds may be added or removed in the future, which would cause the Fund to amend its Summary Prospectus if such information were included, costing shareholders money.

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Karen L. Skidmore

Karen L. Skidmore

Vice President

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